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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF AUGUST, 2004


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA


                                            ------------------------------------
                                                          (REGISTRANT)


DATE AUGUST 3, 2004                         BY       /s/ ROCHIMAN SUKARNO
                                               ---------------------------------
                                                            (SIGNATURE)

                                                        ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION UNIT



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                                  PRESS RELEASE
                             No.TEL. /PR000/UHI/2004


              RESULT OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

JAKARTA, AUGUST 3, 2004 - We hereby inform all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia,Tbk., abbreviated as PT TELKOM (hereafter referred to as the "Company"), that the Annual General Meeting of Shareholders (the "Meeting"), which was held on July 30th, 2004 in Jakarta, has approved and resolved the following matters:

1.       a.       Approved the convening of the Meeting for the financial year
                  2003 on July 30, 2004; and

         b. Approved the Annual Report of the Company submitted by the Board of Directors concerning the condition and operation of the Company for the Financial Year 2003.

2. Ratified the Annual Account of the Company which contains Consolidated Balance Sheet and Consolidated Profit and Loss Statement of the Company for the Financial Year 2003 together with the explanation thereof audited by the Public Accountant Office Siddharta, Siddharta & Widjaja (Member of Firm of KPMG International) pursuant to its audit report No. L.03-3737-04/US dated June 29, 2004 and further in accordance with the provision of Article 19 paragraph 3 of the Company's Article of Association, by the ratification of the Company's Annual Account, thus the Meeting also gave complete acquittal and discharge to the members of the Board of Directors and the Board of Commissioners for the managerial and supervisory activities carried out during the financial year 2003 as long as such activities have not violated the provisions of the prevailing regulation and reflected in the Annual Accounts of the Company.

3. FIRST, Approved the determination of the net profit appropriation for the financial year 2003 in the amount of Rp.6,087,227,430,686 allocated as follows:

         a. Reserve in accordance with Article 61 Law No. 1 /1995 regarding Limited Liability Company, in the amount of 2% or 121,744,548,614;

         b. Cash dividend, in the amount of 50% or Rp.3,043,613,715,343 or Rp. 301.946 per-share with a nominal share of Rp.500

         c. Credit balance to support the Company's development, in the amount of 48% or Rp.2,921,869,166,729.

         SECOND, The distribution of dividend for the financial year 2003 will be carried out as follows:

         a. Those eligible to receive dividend are shareholders whose names are registered at the Register List of Shareholders of the Company on August 26, 2004 at 16.00 Western Indonesian Time ("WIB");

         b. Portion of dividend for public shareholders will be paid in one installment on September 7, 2004, while the portion of dividend for the Government will be authorized to the Board of Director to determine the payment schedule.

         THIRD, Approved the authorization to the Board of Director to further arrange the distribution procedure of the said dividend.


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4.       Approved the re-appointment of Siddharta, Siddharta & Widjaja (Member of Firm of KPMG International) as the Company's Public Accountant to audit the Annual Account of the Company for the Financial Year 2004, and the authorisation to the Board of Commissioners to:

         a. Prepare and determine the terms and condition for appointing the Public Accountant.

         b. Replace the Public Accountant if it is unable to fulfil the determined terms and condition.

5. FIRST, Approve the split of nominal value of a series A Dwiwarna share and B shares of the Company from Rp. 500,- (five hundred Rupiah) to Rp. 250,- (two hundred fifty Rupiah) per share, thus the number of the Company's shares increased from 40,000,000,000 (forty billion) shares to 80,000,000,000 (eighty billion) shares while the number of outstanding share increased from 10,079,999,640 (ten billion seventy nine million nine hundred and ninety nine thousand six hundred and forty) shares to 20,159,999,280 (twenty billion one hundred and fifty nine million nine hundred and ninety nine thousand two hundred and eighty) shares;

         SECOND, The result of the split of the nominal value of the previous 1
         (one) Series A Dwiwarna Share to become 2 (two) shares with new nominal value, with the following criteria:

         a. 1 (one) series A Dwiwarna share is preserved as an series A Dwiwarna share owned by the Government of the Republic of Indonesia with a nominal value of Rp. 250 (two hundred fifty rupiah); and

         b. the other 1 (one) share will be issued as 1 (one) series B share owned by the Government of the Republic of Indonesia.

6. FIRST, Approval of the amendment to the Article of Association of the Company, namely Article 1 paragraph 1, Article 4 paragraph 1 and 2,
         Article 10 paragraph 10, Article 11 paragraph 2 alinea 3 and paragrpah 3, Article 12 paragraph 4, 5, 6, 7, 8 and 11, Article 14 paragraph 1 letter b, paragraph 4, 5, 7 and 8, Article 17 paragraph 2 as presented in the Meeting and explained by the Notary.

         SECOND, Approved the authorization to the Board of Directors with substitution rights to restate the resolution of this agenda in a Notarial Deed and further submit a proposal to obtain approval and reported to the ministry of Justice and Human Rights of the Republic of Indonesia, and register in the Company Register and announced in the State gazette of the Republic of Indonesia in accordance with the provision of the prevailing regulations.

7. Approved the amount of the remuneration for the member of the Board of Commissioners and the Board of Directors of the Company for the financial year 2004 including tantiem for the financial year 2003 which will be budgeted in the financial year 2004, based on the formula for determining the salary for the financial year 2004 and tantiem for financial year 2003 is as follows:

         a. Salary of the President Commissioner for the financial year 2004 is in the amount of Rp.36,000,000,000 (thirty six million rupiah) net per month and for Commissioner is in the amount of Rp.32,400,000 (thirty two million four hundred thousand Rupiah).

         b. To give authorization to the Board of Commissioners to determine the amount of salary of Board of Directors of the Company for the financial year 2004, provided that the determination of the amount of said salary is carried out in proportion based and with due regard to the provision of pervailing regulations.


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         c.       Amount of tantiem for the financial year 2003 after deducting with Tax Income amounting 35% in accordance with the provision of the prevailing regulations which is the responsibility of each Tantiem recipient, for the President Commissioner in the amount of Rp.338,234,456 (three hundred thirty eight million two hundred thirty four thousand four hundred fifty six rupiah) and for Commissioner in the amount of Rp.304,411,010 (three hundred four million four hundred eleven thousand and ten rupiah)

         d. To give authorization to the Board of Commissioners to determine the amount of tantiem of the Board of Directors of the Company for the financial year 2003, provided that the determination of the amount of said salary is carried out in proportion based and with due regard to the provision of the prevailing regulations.




ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP    : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID